Exhibit 99.1
MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or the “Company”)

REVISED NOTICE OF ANNUAL GENERAL MEETING AND REVISED FORM OF PROXY

Shareholders are referred to the announcement released on SENS on June 28, 2019 and are advised that a revised notice of annual general meeting of MiX Telematics shareholders and a revised form of proxy that replaces the original notice of annual general meeting and form of proxy in their entirety, was dispatched to shareholders today, Wednesday, July 24, 2019 and published on the Company’s website, https://investor.mixtelematics.com/annual-reports.

The reason for the publication of the revised notice of annual general meeting is that, in terms of the Company’s Memorandum of Incorporation, the Company is required to have the appointment of a new director confirmed by shareholders at the next annual general meeting. As John Granara was appointed Chief Financial Officer on July 8, 2019 (being after the date of publication of the original notice of annual general meeting), the revised notice of annual general meeting includes an additional ordinary resolution, being ordinary resolution number 3, for the confirmation by shareholders of the appointment of John Granara as director and Chief Financial Officer of MiX Telematics.

The replacement form of proxy makes provision for all the resolutions required to be voted on at the annual general meeting, including the proposed ordinary resolution number 3, for the confirmation by shareholders of the appointment of John Granara as director and Chief Financial Officer of MiX Telematics.

Shareholders are advised that the salient dates in respect of the annual general meeting remain unchanged and the annual general meeting will be held at Matrix Corner, Howick Close, Waterfall Park, Midrand, Johannesburg, on Wednesday, September 11, 2019 at 14h30 (South African time).

The last day to trade in order to be eligible to participate in and vote at the annual general meeting is Tuesday, September 3, 2019 and the record date for voting purposes is Friday, September 6, 2019.

July 24, 2019

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